UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2
                                       TO
                                  FORM N-8B-2

                               FILE NO. 811-2754

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

         Pursuant to Section 8(b) of the Investment Company Act of 1940



                           INVESCO UNIT TRUSTS SERIES
                                      AND
                   INVESCO UNIT TRUSTS, TAXABLE INCOME SERIES
                            (and Subsequent Series)
  and any other future trusts for which Invesco Capital Markets, Inc. acts as
                                   Depositor



              Not the Issuer of Periodic Payment Plan Certificates

Amending items 1, 2, 4, 7 and 29


I.   ORGANIZATION AND GENERAL INFORMATION

     1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

               Invesco Unit Trusts Series and Invesco Unit Trusts, Taxable Income Series

               Van Kampen Unit Trusts Series and Van Kampen Unit Trusts, Taxable Income Series

               The trust has no Internal Revenue Service Employer Identification Number.

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

               Invesco Capital Markets, Inc. ("Depositor")
               11 Greenway Plaza
               Houston, Texas 77046

               Internal Revenue Service Employer Identification
               Number is:  36-2811402

     4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

               Invesco Capital Markets, Inc.
               11 Greenway Plaza
               Houston, Texas 77046

               Internal Revenue Service Employer Identification
               Number is:  36-2811402

     7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                    Former Name                                      Approximate Date of
                                                                           Change
-------------------------------------------------               --------------------------------
Van Kampen Unit Trusts Series and Van Kampen Unit
Trusts, Taxable Income Series                                   December 3, 2012

Investors' Corporate Income Trust                               January 2, 2004

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

     Companies Owning Securities of Depositor

     29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

          As of December 3, 2012

          Ownership of all securities of the depositor

          Invesco Capital Markets, Inc. is a wholly owned subsidiary of Invesco Advisers, Inc. which is an indirect wholly owned subsidiary of Invesco Ltd., a publicly traded company.


                                   SIGNATURES

   Pursuant to the requirements of the Investment Company Act of 1940, INVESCO CAPITAL MARKETS, INC., depositor of the registrant, has caused this registration statement to be duly signed on behalf of the registrant in the City of Chicago, and State of Illinois on the 3rd day of December, 2012.

                                          INVESCO UNIT TRUSTS SERIES AND INVESCO
                                              UNIT TRUSTS, TAXABLE INCOME SERIES
                                              (AND SUBSEQUENT SERIES) AND ANY
                                              OTHER FUTURE TRUSTS FOR WHICH
                                              INVESCO CAPITAL MARKETS, INC. ACTS
                                              AS DEPOSITOR

                                          BY INVESCO CAPITAL MARKETS, INC.,
                                                   Depositor

                                          BY /s/ JOHN F. TIERNEY
                                          ----------------------------

                                          Title VICE PRESIDENT
                                          ----------------------------